Weed & Co. LLP

4695 MacArthur Court, Suite 1430, Newport Beach, California 92660
Telephone (949) 475-9086 Facsimile (949) 475-9087

January 28, 2008

Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Telephone (202) 551-3236
Facsimile (202) 772-9206

RE:	Attitude Drinks Incorporated Form SB-2 filed December 13, 2007 File No. 333-148038

Greetings:

Thank you for the Comment Letter dated January 10, 2008. Attitude Drinks Incorporated has responded to each comment below and filed Amendment No. 1 to the Registration Statement on Form SB-2. We have included one clean hard copy version of Amendment No. 1, three redline hard copy versions of Amendment No. 1 and three hard copies of the response to the comment letter. Amendment No. 1 and the response to the comment letter were filed on Edgar.

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

TOTAL DOLLAR VALUE OF SHARES UNDERLYING CONVERTIBLE NOTES

This prospectus relates to the resale of 6,363,642 shares of common stock underlying $1,200,000 Secured Convertible Notes. There was no established trading market for the shares of common stock on October 23, 2007 when we agreed to sell the convertible notes to the investors. Based on our estimate of the proposed maximum aggregate offering price of $.50 per share, the total dollar value of the common stock underlying the convertible notes that are being registered for resale is $3,181,821.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes Arid the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

DOLLAR AMOUNT OF PAYMENTS TO SELLING SECURITY HOLDERS

The table below sets forth disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that we have made or will make to each selling security holder, any affiliate of a selling security holder, or any person with whom the selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to finders or placement agents and any other potential payments) excluding repayment of principal on the convertible notes.

Selling Security Holder	Payment Reference	Date	Amount
Grushko & Mittman, P.C. *	Fees and Expense to Investor’s Counsel	Oct. 23, 2007	$51,062
Libra Finance S.A. **	Cash Due Diligence Fees	Oct. 23, 2007	$48,000
Alpha Capital Anstalt	Due Diligence Warrants	Oct. 23, 2007	$50,000
Alpha Capital Anstalt	Cash Due Diligence Fees	Second Closing Date	$48,000

* Under the Subscription Agreement dated October 23, 2007, we paid Grushko & Mittman, P.C., who acted as legal counsel for the investors, a cash fee of $20,762 (“Cash Legal Fees”) and 60,600 shares of common stock (“Legal Fee Shares”) for legal fees and expenses. Based on our estimate of the proposed maximum aggregate offering price of $.50 per share, the dollar value of the Legal Fee Shares is $30,300.

** Under the Subscription Agreement dated October 23, 2007, we agreed to pay the lead investor or its designees due diligence fees of 8% of the purchase price (“Cash Due Diligence Fee”) and to issue 1,000,000 warrants (“Due Diligence Warrants”). The Cash Due Diligence Fee is payable on each Closing Date and the Due Diligence Warrants were issued on October 23, 2007. Management recorded the value of the Due Diligence Warrants at $.05 per warrant.

The table below sets forth disclosure of the net cash proceeds to Attitude Drinks Incorporated from the sale of the convertible notes under the Subscription Agreement dated October 23, 2007.

	October 23, 2007	Second Closing Date	Total	%
Gross proceeds received	$600,000	$600,000	$1,200,000
less Cash Due Diligence Fees	$48,000	$48,000	$96,000	8%
less Cash Legal Fees and Expenses	$20,762	-	$20,762	2%
Net Proceeds	$531,238	$552,000	1,083,238	90%

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling shareholders):

the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate, For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

POSSIBLE PROFIT TO THE CONVERTIBLE NOTE HOLDERS

The table below sets forth disclosure concerning the possible profit each convertible note holder could realize from the resale of the common stock underlying the convertible notes. The possible profit is illustrated based upon the Fixed Conversion Price as defined in the convertible notes. There was no established trading market for our shares of common stock on October 23, 2007.

Convertible Note Holder	Purchase Price	Number of Underlying Common Shares at Fixed Conversion Price	Possible Profit at $.50 per share
Alpha Capital Anstalt	$600,000	1,818,182	$309,091
Monarch Capital Fund	$200,000	606,061	$103,031
Whalehaven Capital Fund	$300,000	909,091	$154,546
Roy Warren	$100,000	303,030	$51,515

The convertible note defines Fixed Conversion Price as $.33 per share. Since there is no public market for our common stock, the possible profit calculations are based upon the proposed maximum offering price of $.50 per share.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

market price per share of the underlying securities on the date of the sale of that other security;
the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

POSSIBLE PROFIT TO THE WARRANT HOLDERS

The table below sets forth disclosure concerning the proceeds to us from the exercise of the warrants and the possible profit the warrant holders could realize from the resale of the common stock underlying the warrants based upon subsequent market prices of $.80, $1.00, and $1.50 per share. Under the Subscription Agreement, we agreed to issue one Warrant Share and one Class B Common Stock Purchase Warrant upon exercise of each Class A Common Stock Purchase Warrant. The exercise price of the Class A Common Stock Purchase Warrant is $.50 per share. The exercise price of the Class B Common Stock Purchase Warrant is 150% of the Class A Common Stock Purchase Warrant exercise price ($.75 per share). Accordingly, the possible profit includes the exercise and sale of the shares underlying the Class A Common Stock Purchase Warrant and the exercise and sale of the shares underlying the Class B Common Stock Purchase Warrant.

Warrant Holder	Class A Warrants and Class B Warrants	Proceeds to Us from Exercise of Class A and B Warrants by the Warrant Holder	Possible Profit at $.80 per share	Possible Profit at $1.00 per share	Possible Profit at $1.50 per share
Alpha Capital Anstalt	5,636,364	$3,522,728	$986,363	$2,113,636	$4,931,817
Monarch Capital Fund	1,212,122	$757,576	$212,121	$454,545	$1,060,605
Whalehaven Capital Fund	1,818,182	$1,136,364	318,181	$681,818	$1,590,908
Roy Warren	606,060	$378,788	$106,060	$227,273	$530,302

POSSIBLE PROFIT TO OTHER SELLING SECURITY HOLDERS

The table below sets forth disclosure concerning the possible profit to the selling security holders in this prospectus who acquired common stock under the Subscription Agreement dated October 23, 2007. The calculations are based upon the maximum aggregate offering price of $.50 per share. Concurrent with the initial closing under the Subscription Agreement, we issued 1,500,000 shares of common stock (“Purchase Shares”) and granted registration rights to two persons. Management recorded the value of the Purchase Shares at par value since there was no public market. The possible profit is based upon the proposed aggregate offering price of $.50 per share.

Selling Security Holder	Number of Shares Owned	Number of Shares Being Registered	Possible Profit
Effcor LLC	30,000	30,000	$15,000
Momona Capital	1,470,000	1,470,000	$735,000

Mr. Corie Schlossberg has voting and investment control over Efcor LLC.
Mr. Arie Rabinowitz is the director of Momona Capital and has voting and investment control over Momona Capital.

COMPARISON OF NET PROCEEDS TO US AND TOTAL POSSIBLE PROFIT TO CONVERTIBLE NOTE HOLDERS AND WARRANT HOLDERS

	Sale of Notes	Exercise of Warrants
Net proceeds to us	$1,083,238	$5,795,451
Possible Profit to Convertible Note Holders*	$618,183
Possible Profit to Warrant Holders*		$3,477,272
Possible Profit as a percent of net proceeds	57%	60%

For this illustration, we have used the possible profit to convertible note holders at the Fixed Conversion Price and the proposed maximum offering price of $.50 per share. We used the possible profit to warrant holders at the assumed price of $1.00 per share since there is no existing trading market.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible note transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to "Comment Two."

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to "Comment Three" and "Comment Four."

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure as a percentage of the total amount of all possible payments as disclosed in response to "Comment Two" and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to "Comment Three" divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE: The table prepared in response to Comment 2 includes the percentage of all possible payments by the issuer to the investors in the convertible note transaction, excluding principal and interest.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

the date of the transaction;

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

PRIOR TRANSACTIONS BETWEEN THE ISSUER AND SELLING SECURITY HOLDERS

On September 19, 2007, in connection with the Agreement and Plan of Merger among Mason Hill Holdings, Inc., MH 09122007, Inc. and Attitude Drink Company, Inc., we issued 4,000,000 shares of common stock for 100% of the capital stock of Attitude Drink Company, Inc. In that transaction, selling security holder Mr. Roy Warren received 3,900,000 shares of common stock for his ownership of 97.5% of the capital stock of Attitude Drink Company, Inc. Immediately prior to the September 2007 transaction, there were 1,000,000 shares of common stock held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. Accordingly, the issuance of shares in September 2007 represents a 400% increase in the number of common shares issued and outstanding. 200,000 of the shares that Mr. Warren obtained in September 2007 are included in this prospectus by selling security holder SMIVEL, LLC which bought the shares directly from Mr. Warren in a private transaction. There was no established trading market for the shares of common stock immediately prior to the September 2007 transaction and there is no trading market as of January 25, 2008.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

RELATIONSHIP OF OUTSTANDING SHARES BEFORE AND AFTER CONVERTIBLE NOTE TRANSACTION

The table below sets forth disclosure comparing: the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders; the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements; the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders; the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction, excluding any securities underlying any outstanding convertible securities, options, or warrants.

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction, excluding any securities underlying any outstanding convertible securities, options, or warrants

1,000,000	0	0	0	1,760,600

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

ISSUER’S FINANCIAL ABILITY AND SHORT POSITION INFORMATION

Under the convertible notes, the interest accrues but is not payable until 12 months after issuance. At that time, the issuer must commence amortizing payments of the outstanding principal and interest equal to 8.333% of the outstanding principal amount of the note. At this time, the issuer does not have a reasonable basis to believe it will have sufficient cash available to make the amortizing principal and interest payments on the convertible notes. As a result, investors can anticipate the selling security holders will sell all or part of the common stock underlying the convertible notes that are included in this prospectus and likely receive the possible profit shown in the table above titled “Possible Profit to the Convertible Note Holders.”

Based upon information obtained from the Selling Security Holders, none of the Selling Security Holders have an existing short position in our common stock.

9. Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties arc included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE: We have added the following disclosure to the Prospectus Summary that begins on page 5 of the Registration Statement.

Elsewhere in the prospectus, we have included a materially complete description of the relationships and arrangements between us and the Selling Security Holders that currently exist or that have existed in the past three years or that are to be performed in the future. Moreover, we have included as exhibits to the registration statement, of which this prospectus is a part, copies of all agreements between us and the Selling Security Holders that currently exist or that have existed in the past three years or that are to be performed in the future.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE: We have attached to this letter a copy of our worksheet used to calculated this information. Moreover, we have checked to ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE: The registration statement includes the following information about the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by the shareholder. (1) Alpha Capital Anstalt is a Lichtenstein corporation. Mr. Konrad Ackerman is a director of Alpha and has voting and investment control over Alpha Capital Anstalt.

(2) Corie Schlossberg has voting and investment control over Efcor LLC.

(3) Mr. Arie Rabinowitz is the director of Momona Capital and has voting and investment control over Momona Capital.

(4) Monarch Capital Fund Ltd. is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd. and advised by Monarch Managers Ltd. David Sims and Joseph Franck, the principals, respectively, of the Manager and the Advisor, have voting and investment control with regard to the fund.

(5) The following individuals have voting/investment control over Whalehaven Capital Fund Limited. Michael Finkelstein - Investment Manager, Brian Mazzella - CFO, Arthur Jones - Director, and Trevor Williams - Director

(6) Mr. Joe Smith has voting and investment control over SMIVEL LLC

12. Please provide the signature of the principal accounting officer, as Form SB-2 requires.

RESPONSE: We have provided the signature of the issuer’s principal accounting officer, Mr. Tommy E. Kee.

We will wait a few days before we contact the Commission to request acceleration.

Sincerely yours,

/s/ Richard O. Weed
Richard O. Weed
Managing Partner

Approved and agreed:
Attitude Drinks Incorporated

By: /s/ Roy G. Warren
Name: Roy G. Warren
Title: President

Selling Security Holders - Attitude Drinks Incorporated

		Shares	Shares underlying Class A Warrants	Shares underlying Class B Warrants	Notes	Conv Sh	75% more		Total (rounded up)	Total by Selling Security Holder

RGW	Tr 1		151,515	151,515	$50,000.00	151,515.15	113,636.36	265,151.52	265,152.00
	Tr 2		151,515	151,515	$50,000.00	151,515.15	113,636.36	265,151.52	265,152.00
	Total		303,030	303,030	$100,000.00	303,030.30	227,272.73	530,303	1,136,364.00	1,136,364

Alpha	Tr 1*		1,909,091	1,909,091	$300,000.00	909,090.91	681,818.18	1,590,909.09	1,590,910.00
	Tr 2		909,090	909,090	$300,000.00	909,090.91	681,818.18	1,590,909.09	1,590,910.00
	Total		2,818,181	2,818,181	$600,000.00	1,818,181.82	1,363,636.36		8,818,182.00	8,818,182
*includes the due diligence warrants

Whale	Tr 1		454,545	454,545	$150,000.00	454,545.45	340,909.09	795,454.55	795,455.00
	Tr 2		454,545	454,545	$150,000.00	454,545.45	340,909.09	795,454.55	795,455.00
	Total		909,090	909,090	$300,000.00	909,090.91	681,818.18		3,409,090.00	3,409,090

Monarch	Tr 1		303,030	303,030	$100,000.00	303,030.30	227,272.73	530,303.03	530,304.00
	Tr 2		303,030	303,030	$100,000.00	303,030.30	227,272.73	530,303.03	530,304.00
	Total		606,060	606,060	$200,000.00	606,060.61	454,545.45		2,272,728.00	2,272,728

SMVEL		200,000							200,000.00	200,000
Grusko		60,600							60,600.00	60,600
EFCOR		30,000							30,000.00	30,000
Momona		1,470,000							1,470,000.00	1,470,000
										17,396,964

		price	Filing Fee of $39.30 per million
Issued Shares in Registration Statement	1,760,600	$0.500	$34.60
Shares underlying Convertible Notes in Registration Statement*	6,363,642	$0.500	$125.05
Shares underlying Warrants in Registration Statement	9,272,722	$0.625	$227.76
			$387.41
* being 175% of what is required for conversion